CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR- 1

   June 29, 2007
   United States Securities and Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549-7010

   Attention:  John Cash, Accounting Branch Chief

        Re:  Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 1-9608

   Dear Mr. Cash:

   We are in receipt of your comment letter dated May 17, 2007 to Newell Rubbermaid Inc. (the "Company"). On behalf of the Company, we have addressed your comment letter by reproducing each comment below and providing the Company's response immediately following. We have also provided supplemental information as requested or where we believe appropriate to the response.

   Critical Accounting Policies, page 30
   -------------------------------------

   1. We note that your goodwill balance has increased from 35.7% of your total assets as of December 31, 2005 to 38.6% of total assets as of December 31, 2006. Given this increase, we have reconsidered your proposal provided in your response letter dated September 26, 2006 to only provide sensitivity disclosures related to asset impairments for operating units with estimated fair values that nominally exceed carrying value (e.g. 10% or less). In light of your significant goodwill balance, we believe that your current disclosures are too general to provide investors with sufficient information about management's insights and assumptions with regard to how you determine whether goodwill is impaired. Please expand your goodwill critical accounting policy in future filings to disclose and analyze the significant assumptions used in estimating the fair value of your operating units. See Section 5 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

   Company Response:
   -----------------

        The Company has reviewed its disclosures related to goodwill impairment included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 ("2006 Form 10-K") and noted the following:

        * As disclosed in Footnote 7 of the Notes to Consolidated Financial Statements, foreign currency translation accounts for approximately one-half of the change in recorded goodwill between fiscal 2006 and fiscal 2005, with the







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
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             remaining increase in goodwill primarily related to
             relatively immaterial acquisition activity in fiscal 2006.

        * Beyond the growth in the recorded consolidated goodwill, the remaining increase in goodwill as a percentage of total assets was attributable to an overall reduction in the total asset base between years. Total assets decreased $135.6 million, or 2%, from December 31, 2005 to December 31, 2006 due primarily to divestiture activity and the execution of Project Acceleration, as disclosed in Footnote 3 - DISCONTINUED OPERATIONS and Footnote 4 - RESTRUCTURING COSTS of the Notes to Consolidated Financial Statements.

        * Goodwill as a percentage of stockholders' equity has actually declined between years, dropping from 140% of equity to 129% of equity, reflecting improved operating results and the strength of our portfolio of businesses. Impairments recorded in the past related primarily to commoditized categories where we have either divested the business or rationalized product lines to improve operating results.

        While the Company continues to believe that its current 2006 Form 10-K disclosures and its commitment to provide sensitivity disclosures related to asset impairments for operating units with estimated fair values that nominally exceed carrying value (E.G. 10% or less) are appropriate, we do recognize the opportunity for expanding the disclosure under our critical accounting policies in future filings to include significant assumptions used in estimating the fair value of operating units. Accordingly, the Company will make the following disclosure, in future filings, on critical accounting policies for "Goodwill and Other Indefinite-Lived Intangible Assets":

             "The Company evaluates goodwill and indefinite-lived intangible assets (primarily trademarks and trade names) for impairment at the operating segment level (herein referred to as the reporting unit). The Company conducts an annual test of impairment of goodwill and indefinite-lived intangible assets in the third quarter because it coincides with its annual strategic planning process. The Company also tests for impairment if events and circumstances indicate that it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is below its carrying amount.

             If the carrying amount of the reported unit is greater than the fair value, impairment may be present. The Company assesses the fair value of its reporting units for its goodwill and other indefinite-lived assets generally based on discounted cash flow models or an actual sales offer







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
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             received from a prospective buyer, if available.  The use of a discounted cash flow model involves several assumptions and changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates under the discounted cash flow model include: the discount rate; royalty rates used in our evaluation of trade names; projected average revenue growth; and projected long-term growth rates in the determination of terminal values. A one percentage point increase in the discount rate used to determine the fair values of any of our reporting units, which were not deemed to be impaired based on the testing of goodwill in the third quarter as described above, would not cause the carrying value of the respective reporting unit to exceed its fair value.

             The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill and other intangible assets. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company's customer base, or a material negative change in its relationships with significant customers.

             The Company measures the amount of any goodwill impairment based upon the estimated fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill. An impairment charge is also recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date."

   Description of Business and Significant Accounting Policies, page 42
   --------------------------------------------------------------------

   2. We read in the business section and risk factors that you are implementing a new SAP global information platform. Given the significance of the related costs, tell us what consideration you gave to disclosing your accounting policy for these software development costs.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR- 4

   Company Response:
   -----------------

        The Company's current disclosures related to capitalized software can be found in Footnote 7 - GOODWILL AND OTHER INTANGIBLES, NET of the 2006 Form 10-K. As of December 31, 2006, the Company had capitalized approximately $*** million (less than ***% of total assets) of costs associated with its SAP implementation. While not material for the year ended December 31, 2006, considering the growing materiality of the capitalized costs and associated amortization, the Company will provide additional disclosures regarding the accounting policy for capitalized software in our 2007 Form 10-K and future annual filings. These additional disclosures will be added to our discussion of Significant Accounting Policies under Footnote 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES as follows:

             "Capitalized Software Costs: The Company capitalizes costs associated with internal-use software during the application development stage after both the preliminary project stage has been completed and the Company's management has authorized and committed to funding for further project development. Capitalized internal-use software costs include: (i) external direct costs of materials and services consumed in developing or obtaining the software;
             (ii) payroll and payroll-related costs for employees who are directly associated with and who devote time directly to the project; and (iii) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. The Company expenses as incurred research and development, general and administrative and indirect costs associated with internal-use software. In addition, the Company expenses as incurred training, maintenance and other internal-use software costs incurred during the post-implementation stage. Upgrades and enhancements of internal-use software are only capitalized if such modifications result in additional functionality of the software. Capitalized interest costs included in capitalized software were not material as of December 31, 2007 or 2006.

             The Company amortizes internal-use software costs using the straight-line method over the estimated useful life of the software. Capitalized software costs are evaluated annually for indicators of impairment including but not limited to a significant change in available technology or the manner in which the software is being used. Impaired items are written

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR- 5

             down to their estimated fair values at the date of evaluation."

   Footnote 19 - Industry Segment Information, page 71
   ---------------------------------------------------

   3. We note that in the fourth quarter of 2006 you combined your Cleaning & Organization and Home Fashion segments as these businesses "produce products that are used in and around the home". This seems to be an overly broad view of product similarity. Please help us to better understand how drapery hardware and window treatment (products previously in your Home Fashion reportable segment) are similar to cleaning, refuse, home storage, indoor/outdoor organization and food storage (products related to your Cleaning & Organization reportable segment). Please identify for us each operating segment in your previous Cleaning & Organization and Home Fashion reportable segments. Address for us how each of these operating segments meet the aggregation criteria set forth in paragraph 17 of SFAS 131. Provide for us the sales and gross profit trends for each of these operating segments for the last five years. Address for us any inconsistencies in the trends they depict such that we may fully understand the appropriateness of combining these two previously separate reportable segments. In this regard, we note that the operating income as a percentage of sales was decreasing in the Home Fashion reportable segment during fiscal year 2003 through 2005 and increasing for the Cleaning and Organization reportable segment.

   Company Response:
   -----------------

        Prior to the filing of our 2006 Form 10-K, the Cleaning & Organization reportable segment consisted of the following operating segments: (i) Rubbermaid Commercial Products,
        (ii) Rubbermaid Food Products and (iii) Rubbermaid Home Products, and the Home Fashions reportable segment consisted of the following operating segments: (i) Levolor Kirsch and (ii) Home Decor and Swish UK. The Home Decor and Swish UK businesses were sold in fiscal 2006 and thus classified as discontinued operations during fiscal 2006, as disclosed in Footnote 3 - DISCONTINUED OPERATIONS in the 2006 Form 10-K.

        As a result of the Company's divestiture of the Home Decor and Swish UK businesses in fiscal 2006, the remaining Levolor Kirsch business no longer met the 10% quantitative threshold required for a reportable segment. As a result of the changes in the Home Fashions reportable segment in 2006, the Company updated its consideration and application of the aggregation criteria in paragraph 17 of FASB Statement 131 to its operating segments. This evaluation resulted in the conclusion that the Levolor







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
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        Kirsch operating segment met the criteria for aggregation with the other operating segments included in Cleaning & Organization. Historically these operating segments were not aggregated for reporting purposes due in large part to the relative size of our Home Fashions presence.

        Paragraph 17 of SFAS 131 provides guidance on the criteria that should be met when evaluating operating segments for aggregation into a reportable segment. The criteria are as follows:

             a.  Similar economic characteristics;
             b.  The nature of the products and services;
             c.  The nature of the production processes;
             d.  The type or class of customer for products and services;
             e. The methods used to distribute products or provide services, and;
             f.  If applicable, the nature of the regulatory environment.

        ECONOMIC CHARACTERISTICS:

        The guidance requires that aggregated operating segments must have similar long-term economic characteristics. To compare the economic characteristics of the businesses, the Company evaluated certain financial trends for the operating segments within the Cleaning & Organization Segment and the Levolor Kirsch business. The following tables provide the economic characteristics of these operating segments for the past 5 years ($ amounts in millions):

         RUBBERMAID COMMERCIAL
         PRODUCTS:               2002*   2003   2004    2005   2006

         Sales                   $***    $***   $***    $***   $***

         Gross Profit            $***    $***   $***    $***   $***

         Gross Margin            ***%    ***%   ***%    ***%   ***%


         RUBBERMAID
         FOOD PRODUCTS:          2002*   2003   2004    2005   2006

         Sales                    ***    $***   $***    $***   $***

         Gross Profit             ***    $***   $***    $***   $***

         Gross Margin             ***    ***%   ***%    ***%   ***%


   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
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         RUBBERMAID
         HOME PRODUCTS:          2002*   2003   2004    2005   2006

         Sales                   $***    $***   $***    $***   $***

         Gross Profit            $***    $***   $***    $***   $***

         Gross Margin            ***%    ***%   ***%    ***%   ***%


         LEVOLOR KIRSCH:         2002*   2003   2004    2005   2006

         Sales                   $***    $***   $***    $***   $***

         Gross Profit            $***    $***   $***    $***   $***

         Gross Margin            ***%    ***%   ***%    ***%   ***%

        * ***.

        The following table provides the expected future gross margin rates by operating segment pursuant to our 2006 strategic planning process:


          GROSS MARGIN RATES:              2007     2008      2009

          Rubbermaid Commercial            ***%     ***%      ***%
          Products
          Rubbermaid Food Products         ***%     ***%      ***%

          Rubbermaid Home Products         ***%     ***%      ***%

          Levolor Kirsch                   ***%     ***%      ***%

        As exhibited above, the current gross margin trends for Levolor Kirsch for the time period presented are comparable to the other operating segments included in our reported segment. The Company has also reviewed expected future gross margin rates included in the existing strategic plan, noting that the margin rates for Levolor Kirsch are consistent with the expected gross margin rates for the other operating segments included in the reported segment as well. The Company believes that the long-term gross margins identified in its analytical reviews support its position for including Levolor Kirsch within the Cleaning, Organization & Decor reportable segment.


   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR- 8

        The operating income trend noted by the SEC as "decreasing in the Home Fashion reportable segment during fiscal years 2003 through 2005 and increasing for the Cleaning and Organization reportable segment," is not reflective of our previously reported restatements for discontinued operations and the ultimate sale of Home Decor and the Swish UK business. The table below reflects these restatements and an increasing gross margin for both previously reported segments.

          OPERATING MARGIN RATES:         2003    2004      2005

          CLEANING & ORGANIZATION         ***%    ***%      ***%

          HOME FASHIONS*                  ***%    ***%      ***%


        _______________
        * Restated to reflect the discontinued operations and ultimate sale of the Home Decor and Swish UK business.

        NATURE OF PRODUCTS AND SERVICES:

        In determining if the nature of the products sold by Rubbermaid Home, Rubbermaid Commercial, Rubbermaid Food and Levolor Kirsch are similar, the Company evaluated the nature of the products to determine their purpose or end use. As disclosed in our 2006 Form 10-K, we believe that these businesses are similar because they produce products used in and around the home. While this is a very broad summary of the product family, we note that we are a very large consumer products company with a business model focused on delivering meaningful brands to our target consumers. The majority of the products in this segment target the female head of household for virtually all households. This is a distinctly wider target than our other businesses, which focus on a much narrower group of consumers such as aspiring gourmets or expecting mothers, and is consistent with the broad nature of our product line. These products all serve a specific utility or purpose in and around the home including, but not limited to Decor and an overall attractive and orderly appearance. While products such as closet organizers, refuse containers, window coverings and kitchen items all have a different utility function, they also expand to provide and serve the decorative or aesthetic needs of the home and or office. The similarities in products and underlying business risks are also consistent with our management structure. The operating segments of the Cleaning, Organization and Decor segment all report to the same Group President, Group Chief Financial Officer and Group Human Resources Officer, both before and after the segment reporting

   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
   Page NR- 9

        changes. The businesses are organized in this manner to maximize the synergies of the segments, streamline the organization while leveraging management expertise, and our relationships with a common customer base.

        NATURE OF PRODUCTION PROCESS:

        The Company has evaluated the businesses and concluded that the nature of the production process is similar. The Company believes that the production process primarily consists of the fabrication of metal, wood and resin based products. All of the businesses included in the Cleaning and Organization and the Levolor Kirsch business are experts in metal, wood and resin fabrication as well as assembly and packaging and all have a similar, material labor and overhead content. The majority of the operations are capital intensive and as noted previously, all of the businesses report to the same group management structure which allows the Company to leverage its human capital.

        TYPE OR CLASS OF CUSTOMER:

        The type and class of customers are similar for each of the operating segments. Each business markets its products directly or indirectly through distributors to mass merchants, commercial channels, home centers, hardware distributors, grocery/drug stores and warehouse clubs as well as regional direct sales representatives and market specific sales managers. The largest customers include ***, ***, *** and ***. Collectively these customers account for over ***% of the segment's revenues. Generally marketing is conducted through retail and commercial channels. All of these businesses have used advertising, including TV and print to market their products.

        METHOD USED TO DISTRIBUTE:

        The distribution channels of the businesses are comparable given the similar channels and customer base as noted under the Type or Class of Customer. Products are generally packaged and shipped directly to retailers, distributors or resellers.

        REGULATORY ENVIRONMENT:

        We do not believe that the regulatory environment has a significant impact on the results of any of these operating segments, other than common laws regarding commerce, product liability and environmental issues.



   *** Confidential treatment requested; certain information has been omitted and filed separately with the Commission Staff.







   CONFIDENTIAL TREATMENT REQUESTED BY NEWELL RUBBERMAID INC.
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        Conclusion:

        Based on a careful consideration of the requirements for aggregation of operating segments, the Company concluded that aggregation of the previously reported Cleaning and Organization and Home Fashions segments into the new Cleaning Organization & Decor segment is appropriate and in accordance with SFAS 131.

                        ____________________________

        As requested by the Commission staff's letter, the Company hereby acknowledges that:

        * The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

        * Staff comments or changes to the Company's disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding our responses or any related matters, please call Rick Dillon, Vice President Corporate Controller, at (770) 407-3930, or me at (770) 407-3806.

        Sincerely,

        Newell Rubbermaid Inc.

        By: /s/ J. Patrick Robinson
              ----------------------------------------
   Title: Executive Vice President and Chief Financial Officer

   cc:  Bret Johnson
        Jeanne Baker